Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: August 27, 2014

The following was posted by Chiquita to its website on August 27, 2014.

ChiquitaFyffes: A Leading Global Produce Company

Combination Creates No. 1 Banana Company Globally

Stock Ticker	NYSE: CQB		ESM: FFY ID: AIM: FFY LN
Headquarters	Charlotte, NC		Dublin, Ireland
2013 Annual Revenues	$3,057 million		$1,107 million[1]
Brands	• • • •	Chiquita® Bananas Chiquita® Pineapples Fresh Express Salads Chiquita® Bites	• • • •	Fyffes® Bananas Fyffes® Pineapples Fyffes® Melons Sol® Melons
Key Locations	• • •	North America Europe Latin America	• • • •	Europe United States Central and South America Asia
Management	Ed Lonergan: President & CEO Brian Kocher: EVP & COO Rick Frier: EVP, CFO James Thompson: EVP & Chief Legal Officer Kevin Holland: EVP & Chief People Officer Manuel Rodriguez: CRO		David McCann: Chairman Coen Bos: COO Tom Murphy: Finance Director
Employees	20,000		12,000
Transaction Summary	• • • • • • •	Combined equity value of the transaction is approximately $1.07 billion

Combined 2014 estimated pro forma EBITDA of $252-272 million, including run-rate synergies[2]

Targeting at least $60 million in annualized pre-tax cost synergies by the end of 2016

All stock transaction; Chiquita shareholders expected to own ~50.7% and Fyffes shareholders expected to own ~49.3% of the combined company

Chiquita and Fyffes brands to be maintained

Company will be listed on New York Stock Exchange and domiciled in Ireland

Transaction expected to close before end of 2014
Leadership of Combined Company	• • • •	Ed Lonergan to serve as Chairman

David McCann to serve as CEO

Board of the new company will reflect an equal combination of directors from both companies and one mutually agreed upon Director

Key executives located in Charlotte, North Carolina and Dublin, Ireland

[1]	Excludes share of revenue of Fyffes JV's of $326 million.
[2]	For illustrative purposes, 2014 combined EBITDA is stated as Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million with Fyffes estimated 2014 EBITDA stated as $62 million being the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated on August 27, 2014, plus for comparability purposes, LTM depreciation of €7.1 million (converted to USD at an exchange rate of $1.3242 to €1.000) and assumes run-rate synergies of $60 million per revised merger benefits statement. For information regarding the reconciliation of non-GAAP forecast numbers for 2014 to the most comparable GAAP numbers, reference is made to pages 343-347 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014.

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants in the Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This presentation contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.Fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Fyffes or Chiquita, all “dealings” in any “relevant securities” of Fyffes or Chiquita (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 p.m. (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Fyffes or Chiquita, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Fyffes by Chiquita or “relevant securities” of Chiquita by Fyffes, or by any person “acting in concert” with either of them must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Combination are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the Combination disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Combination should be made only on the basis of the information contained in the Scheme Circular or any document by which the Combination and the Scheme are made. Chiquita shareholders and Fyffes shareholders are advised to read carefully the formal documentation which has been posted to them in relation to the Combination.